Suite 800, 926-5th Avenue SW Calgary, Alberta T2P 0N7

March 21, 2008

VIA EDGAR AND FAX

United States Securities and Exchange Commission
100 F Street North East
Mail Stop 20549-0407
Washington, DC 20549

Attention: Donna Levy

Dear Ms. Levy:

Re:	MegaWest Energy Corp. (the "Company")

In connection with the Company's registration statement on Form F-1, the Company hereby requests acceleration of the effective date of the registration statement to 4:00 p.m. (EST) March 25, 2008 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C promulgated under the United States Securities Act of 1933.

We acknowledge that:

(i)

should the Securities and Exchange Commission (the "Commission") or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

(ii)
the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and

(iii)
the Company may not assert the Commission's comments or the declaration of the registration statement's effectiveness as a defence in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

MEGAWEST ENERGY CORP.

/s/ Kelly Sledz
Kelly Sledz, Vice President Finance & Controller

1-877-984-MEGA • www.megawestenergy.com